UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_______________

FORM 11-K
_______________

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 000-52059
_______________

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

PGT Savings Plan

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PGT, Inc.
1070 Technology Drive
North Venice, Florida  34275

PGT Savings Plan

Audited Financial Statements (Modified Cash Basis) and
Supplemental Schedule (Modified Cash Basis)

Years ended December 31, 2011 and 2010

Table of Contents

Page
Number
Report of Independent Registered Public Accounting Firm - Mayer Hoffman McCann P.C.	1
Audited Financial Statements (Modified Cash Basis):
Statements of Net Assets Available for Benefits (Modified Cash Basis)	2
Statements of Changes in Net Assets Available for Plan Benefits (Modified Cash Basis)	3
Notes to Financial Statements	4

Supplemental Schedule (Modified Cash Basis):
Schedule H, Line 4i - Schedule of Assets (Held at End of Year) (Modified Cash Basis)	15

Signature	16

Exhibit Index	17

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Trustees
PGT Savings Plan

We have audited the accompanying statements of net assets available for benefits (modified cash basis) of PGT Savings Plan (Plan) as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits (modified cash basis) for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan has determined that it is not required to have, nor have we been engaged to perform, an audit of the Plan’s internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  Our audits also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2, the financial statements and supplemental schedule were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits (modified cash basis) of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits (modified cash basis) for the years then ended, in conformity with the basis of accounting as described in Note 2.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The accompanying supplemental schedule (modified cash basis) of assets (held at end of year) as of December 31, 2011, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule (modified cash basis) is the responsibility of the Plan’s management.  This supplemental schedule (modified cash basis) has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/S/ Mayer Hoffman McCann P.C.

Clearwater, Florida
June 26, 2012

1

PGT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(Modified Cash Basis)

	At December 31,
	2011	2010
Assets:
Investments, at fair value	$28,271,886	$31,376,401
Notes receivable from participants	2,082,873	2,303,379
Adjustment from fair value to contract value for fully benefit-
responsive investment contracts within common collective trust	(165,132)	(176,620)

Net assets available for benefits	$30,189,627	$33,503,160

See accompanying notes.

PGT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

(Modified Cash Basis)

	Years ended December 31,
(Reductions in)/additions to net assets:	2011	2010
Investment income (loss):
Interest and dividends	$574,266	$656,343
Interest income from notes receivable	96,301	114,089
Net (depreciation)/appreciation in fair value of investments	(965,646)	3,014,772
Total investment (loss)/income	(295,079)	3,785,204

Contributions:
Employer	5,989	18,144
Participants	1,666,054	1,714,329
Rollovers	76,477	43,962
Total contributions	1,748,520	1,776,435
Total additions	1,453,441	5,561,639

Deductions from net assets:
Distributions to participants	(4,750,308)	(4,026,325)
Administrative fee	(16,666)	(41,264)
Total deductions	(4,766,974)	(4,067,589)

Net (decrease)/increase in net assets available for benefits	(3,313,533)	1,494,050
Net assets available for benefits at beginning of year	33,503,160	32,009,110
Net assets available for benefits at end of year	$30,189,627	$33,503,160

See accompanying notes.

PGT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

(Modified Cash Basis)

December 31, 2011

1. Plan Description

The following description of the PGT Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all eligible employees of PGT Industries, Inc. (the “Company,” “Employer” or “Plan Sponsor”), a wholly-owned subsidiary of PGT, Inc. (“PGT”). The Plan became effective on October 1, 1982 and was amended and restated through the adoption of a non-standardized prototype adoption agreement effective January 1, 2009.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 “ERISA”, as amended.

Eligibility

Employees participating in the Plan prior to the Plan’s restatement remain eligible to participate. All other employees are eligible to participate in the Plan as of the first day of the next month following the employee’s completion of three months of service as defined in the Plan document.

Contributions

The Plan includes a 401(k) provision, which allows qualified employees to make contributions (through payroll deductions) to the Plan, thereby deferring taxation on the portion of their earnings contributed to the Plan. Employees can defer up to 100% of their compensation subject to Internal Revenue Code (“IRC”) limitations. Employees who have attained age 50 before the end of the Plan year may also make additional catch up contributions, subject to IRC limitations.

For each Plan year, the Company may contribute to the Plan, on behalf of each eligible participant, a matching contribution equal to a percentage of the eligible participant’s elective deferrals made. The Plan Sponsor shall determine the amount, if any, of the matching contribution. The Company amended the Plan in 2008 to make its matching contributions totally discretionary. Effective on December 30, 2007 (the first day of the Company’s 2008 fiscal year), the Company suspended the matching contribution portion of the Plan. There were no matching contributions approved for the Plan years ending December 31, 2011 or 2010.

PGT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS(continued)

(Modified Cash Basis)

December 31, 2011

The Company, by action of its Board of Directors, may make a discretionary profit sharing contribution. Profit sharing contributions are allocated to all participating employees who have been credited with at least 1,000 hours of service in the Plan year, based on the ratio that the participant’s compensation bears to the total compensation of all eligible participants for the Plan year. No profit sharing contributions were made during 2011 and 2010.

Vesting

Participants immediately vest in their contributions and fund earnings or losses. Participants fully vest in the Company’s contributions after five years of service.

Notes Receivable from Participants

The aggregate amount of any loan to a participant may be, at a minimum, $1,000 and may not exceed the lesser of $50,000 or 50% of the participant’s vested balance in the Plan. Loan terms range from one to five years, except in the case that the loan is used for the purchase of a participant’s principal residence, in which case the repayment period may extend to no more than 15 years. The loans are secured by the balance in the participant’s account and bear interest at rates commensurate to regional bank rates for similar loans. Principal and interest are paid ratably through weekly payroll deductions. Loans to terminated participants and loans in default are treated as distributions to the participant. In December 2009, the Loan Policy was changed to remove the limit on the number of outstanding loans at any point in time.

Benefits

For Employer matching and profit sharing contributions and earnings thereon, participants are vested ratably over five years of service, being fully vested upon completion of five years of service. Upon retirement, death, or disability, participants or their beneficiaries are vested 100% in all contributions and earnings. Participants are fully vested in their contributions and earnings thereon at all times. Retirement benefits are paid to the participant in a single, lump-sum payment. Hardship withdrawals by Plan participants may be made upon written request to and approval by the Plan administrator.

Investments

Effective October 28, 2006, T. Rowe Price Trust Company (“T. Rowe Price”) began serving as trustee of the Plan.  T. Rowe Price invests Plan contributions and holds the assets of the Plan. Contributions may be invested in various diverse funds available to the participants of the Plan. Participant accounts are credited with their contributions allocated among the funds as requested. Employer contributions, if any, are invested based on the participant’s allocation directions.

PGT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS(continued)

(Modified Cash Basis)

December 31, 2011
Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of: (a) the Company’s contributions; and (b) Plan investment results. Allocations are based on participant contributions, individual fund earnings or account balances, as defined. Forfeited, non-vested balances are used to reduce Employer contributions or pay qualified Plan expenses. The benefit to which a participant is entitled is the vested benefit that can be provided from the participant’s account.

Forfeited non-vested accounts in 2011 and 2010 totaled $26,399 and $33,732, respectively. Pursuant to the partial plan termination as described in note 10, $39,640 was reinstated in 2010 and $3,072 will be reinstated in 2012. Forfeitures used to reduce employer contributions in 2011 and 2010 were $0 and $39,640, respectively.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right to amend or discontinue the Plan at any time subject to the provisions of ERISA. Upon termination of the Plan, each participant becomes 100% vested in the value of his or her account.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements have been prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than U.S. generally accepted accounting principles. The preparation of financial statements on the modified cash basis requires the Plan’s management to make estimates and assumptions that affect the reported amounts of net assets, additions to net assets, deductions from net assets and liabilities and disclosures of contingent liabilities, if any.  Actual results could differ from those estimates and assumptions.  Contributions are recorded when received, investment income is recorded as it is collected, and benefit payments and expenses are recorded when paid.

As described in ASC 820-10, Fair Value Measurements and Disclosures and Accounting Standards Update (“ASU”) 2009-12 Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted

PGT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS(continued)

(Modified Cash Basis)

December 31, 2011

transactions under the terms of the Plan. The Plan invests in investment contracts through a common collective trust, the T. Rowe Price Stable Value Fund (the “Fund”). As required by the FSP, the statements of net assets available for benefits present the fair value of the investment in this common collective trust as well as the adjustment of the investment in this common collective trust from fair value to contract value relating to the investment contracts. The accompanying statements of changes in net assets available for plan benefits are prepared on a contract value basis.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. The shares of mutual funds are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end.  PGT common stock is valued at market price on the last day of the Plan year.  The fair value of participation units of the Fund are determined based on the fair value of the underlying investments of the trust based on quoted market prices and then adjusted by the issuer to contract value. The contract value is determined based on quoted redemption values. Notes receivable from participants are valued at their outstanding balances, which approximate market value. Purchases and sales of securities are reflected on a trade-date basis. Interest income is recorded as received.  Dividend income is recorded as of the ex-dividend date.

Recently Adopted Accounting Pronouncement

In 2010, the Plan adopted FASB ASU 2010-06, which expanded the required disclosures about fair value measurements. In particular, this guidance requires (1) separate disclosure of the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements along with the reasons for such transfers, (2) information about purchases, sales, issuances and settlements to be presented separately in the reconciliation for Level 3 fair value measurements, (3) fair value measurement disclosures for each class of assets and liabilities and, (4) disclosures about the valuation techniques and inputs used to measure fair value for both recurring and non recurring fair value measurements for fair value measurements that fall in either Level 2 or Level 3. The Plan adopted the amendments in ASU 2010-06 effective January 1, 2010. The Plan had no significant transfers between Level 1 or 2 for the years ended December 31, 2011 and 2010.

In 2010, the Plan adopted FASB ASU 2010-25 “Reporting Loans to Participants by Defined Contribution Pension Plans”, which is an update on how loans to participants should be classified and measured by defined contribution pension benefit plans.  The amendments in this update require that participant loans be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest.  This update became effective for fiscal years ending after December 15, 2010.

PGT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS(continued)

(Modified Cash Basis)

December 31, 2011
Administrative Expenses

Except for an annual fee charged by T. Rowe Price that is paid by the Plan, administrative expenses of the Plan are generally absorbed by the Plan Sponsor.

3. Income Tax Status

The Plan obtained its latest determination letter on March 31, 2008, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code.  The Plan has been amended since receiving the determination letter.  However, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

4. Investments

During 2011 and 2010, the Plan’s investments (including investments purchased and sold, as well as held during the years) (depreciated)/appreciated in fair value as follows:

	Years ended December 31,
	2011	2010
Fair value determined by quoted market prices:
Mutual funds	$(810,685)	$2,968,858
Common stock	(154,961)	45,914
Net (depreciation)/appreciation in fair value of investments	$(965,646)	$3,014,772

 PGT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS(continued)

(Modified Cash Basis)

December 31, 2011

Individual investments that represent 5% or more of the fair value of the Plan’s net assets available for benefits are as follows:

	At December 31,
	2011	2010
T. Rowe Price:
Retirement 2015 Fund	$2,740,316	$3,051,378
Retirement 2020 Fund	4,627,082	5,809,986
Retirement 2025 Fund	4,916,777	5,223,377
Retirement 2030 Fund	3,472,960	3,709,436
Retirement 2035 Fund	1,966,882	2,290,671
Stable Value Fund	4,735,013	4,886,541

5. Investment Contracts

The Plan invests in the T. Rowe Price Stable Value Trust Fund which is a collective trust that invests in guaranteed investment contracts issued by insurance companies, investment contracts issued by banks, synthetic investment contracts issued by banks, insurance companies, and other issuers and securities supporting such synthetic investment contracts, as well as other similar instruments that are intended to maintain a constant net asset value while permitting participant-initiated benefit-responsive withdrawals for certain events.

As described in note 2, because the guaranteed investment contracts held by the Fund are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contracts. Contract value, as reported to the Plan by the Fund, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuers or otherwise. The crediting interest rate is based on a formula agreed upon with the issuers.

	Years ended December 31,
	2011	2010
Average yields :
Based on actual earnings	2.69%	3.65%
Based on interest rates credited to participants	2.97%	4.10%

PGT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS(continued)

(Modified Cash Basis)

December 31, 2011

6. Fair Value Measurements

The following table sets forth information regarding the Plan’s financial assets that are measured at fair value in accordance with ASC 820.

	Fair Value Measurements at Reporting Date Using:
		Quoted	Significant	Significant
		Prices in	Other Observable	Unobservable
	December 31,	Active Markets	Inputs	Inputs
Description	2011	(Level 1)	(Level 2)	(Level 3)

Assets:
Mutual funds
Blended Assets Fund	$21,583,691	$21,583,691	$-	$-
Foreign Large Blend Fund	269,833	269,833	-	-
Intermediate Term Bond Fund	374,588	374,588	-	-
Large Blended Fund	308,500	308,500	-	-
Large Cap Growth Fund	280,124	280,124	-	-
Large Growth Fund	188,495	188,495	-	-
Mid Cap Blend Fund	24,214	24,214	-	-
Money Market Fund	1	1	-	-
Small Cap Fund	230,930	230,930	-	-
Small Cap Growth Fund	152,388	152,388	-	-
Common stock	124,109	124,109	-	-
Common collective trusts	4,735,013	-	4,735,013	-
Grand total	$28,271,886	$23,536,873	$4,735,013	$-

	Fair Value Measurements at Reporting Date Using:
		Quoted	Significant	Significant
		Prices in	Other Observable	Unobservable
	December 31,	Active Markets	Inputs	Inputs
Description	2010	(Level 1)	(Level 2)	(Level 3)

Assets:
Mutual funds
Blended Assets Fund	$24,226,304	$24,226,304	$-	$-
Foreign Large Blend Fund	352,628	352,628	-	-
Intermediate Term Bond Fund	476,928	476,928	-	-
Large Blended Fund	324,815	324,815	-	-
Large Cap Growth Fund	145,174	145,174	-	-
Large Growth Fund	197,341	197,341	-	-
Mid Cap Blend Fund	33,594	33,594	-	-
Money Market Fund	1	1	-	-
Small Cap Fund	320,743	320,743	-	-
Small Cap Growth Fund	162,362	162,362	-	-
Common stock	249,970	249,970	-	-
Common collective trusts	4,886,541	-	4,886,541	-
Grand total	$31,376,401	$26,489,860	$4,886,541	$-

PGT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS(continued)

(Modified Cash Basis)

December 31, 2011

The Plan currently has no nonfinancial assets or liabilities that are recognized or disclosed at fair value on a recurring basis. Changes in fair value of investments held at the end of the period are reported in net (depreciation)/appreciation in fair value of investments in the accompanying statements of changes in net assets available for benefits.  For the years ended December 31, 2011 and 2010, the net amount reported was depreciation of $965,646 and appreciation of $3,014,772, respectively.

7. Party-in-Interest Transactions

In 2011 and 2010, certain Plan investments were funds managed by T. Rowe Price, a party-in-interest to the Plan.

The Plan held investments in the common stock of the Plan Sponsor with a fair value of $124,109 and $249,970, each 1% or less of net assets available for benefits, at December 31, 2011 and 2010, respectively.

The Plan had notes receivable from active participants of $2,082,873 and $2,303,379 at December 31, 2011 and 2010, respectively.

8. Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

PGT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS(continued)

(Modified Cash Basis)

December 31, 2011

9. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the accompanying statements of net assets available for benefits to the 2011 and 2010 Form 5500, respectively:

	At December 31,
	2011	2010

Net assets available for benefits per the financial statements	$30,189,627	$33,503,160
Adjustment from fair value to contract value for fully benefit-responsive
investment contracts within common collective trust	165,132	176,620

Net assets available for benefits per Form 5500	$30,354,759	$33,679,780

The following is a reconciliation of net (decrease)/increase in net assets available for benefits per the accompanying statements of changes in net assets available for benefits to net (loss)/ income per the 2011 and 2010 Form 5500, respectively:

	Years ended December 31,
	2011	2010

Net (decrease)/increase in net assets available for benefits per
the financial statements	$(3,313,533)	$1,494,050
Adjustment from fair value to contract value for fully benefit-responsive investment contracts within common collective trust:
Prior year	(176,620)	(150,969)
Current year	165,132	176,620

Net (loss)/income per Form 5500	$(3,325,021)	$1,519,701

PGT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS(continued)

(Modified Cash Basis)

December 31, 2011

10. Restructurings

On December 3, 2010, the Company announced the closure of the Salisbury, NC operations resulting in a decrease in the workforce of 431 employees during 2011. This constituted a partial plan termination and therefore participants of the Plan with unvested Company funds became fully vested in such matching funds which, as of December 31, 2011, totaled $3,072. This amount was not recorded as an employer contribution or contribution receivable by the Plan in the accompanying financial statements as of and for the year ended December 31, 2011.

On January 13, 2009, March 10, 2009, September 24, 2009 and November 12, 2009, the Company announced more restructurings that resulted in a decrease in its workforce of approximately 260 employees in the first quarter, 80 employees in the third quarter and 140 in the fourth quarter. The combined effect of these restructurings extended the time period for the partial plan termination and, therefore, participants of the Plan affected in either restructuring with unvested Company matching funds became fully vested in such matching funds which, as of December 31, 2009, totaled $51,546. This amount was not recorded as an employer contribution or contribution receivable by the Plan in the accompanying financial statements as of and for the year ended December 31, 2009. This amount is included as employer contributions, net of forfeitures applied in the accompanying 2010 statement of changes in net assets available for benefits.

On October 25, 2007, the Company announced a restructuring that resulted in a decrease in its workforce of approximately 150 employees. On March 4, 2008, the Company announced another restructuring that resulted in a decrease in its workforce of approximately 300 employees. The combined effect of these restructurings constituted a partial plan termination and, therefore, participants of the Plan affected in either restructuring with unvested Company matching funds became fully vested in such matching funds which, as of December 31, 2008, totaled $135,915. This amount was not recorded as an employer contribution or contribution receivable by the Plan in the accompanying financial statements as of and for the year ended December 31, 2008.

Supplemental Schedule
(Modified Cash Basis)

PGT Savings Plan

EIN: 59-2038649 Plan No: 001
Schedule H, Line 4i

Schedule of Assets (Held at End of Year)
(Modified Cash Basis)

December 31, 2011

		(c)
		Description of Investment		(e)
	(b)	Including Maturity Date,		Current
	Identity of Issue, Borrower,	Rate of Interest, Collateral,	(d)	Market
(a)	Lessor, or Similar Party	Par, or Maturity Value	Cost	Value

	INVESCO Mid-Cap Core Equity	Mid Cap Blend Fund	#	$24,214
	American Beacon Large Cap Value	Large Cap Growth Fund	#	102,851
	American Century Equity Income	Large Cap Growth Fund	#	177,273
	American Europacific Growth Fund	Foreign Large Blend Fund	#	269,833
	Buffalo Small Cap Fund	Small Cap Growth Fund	#	152,388
	Harbor Capital Appreciation Fund	Large Growth Fund	#	188,495
	Pimco Total Return Fund, Institutional	Intermediate Term Bond Fund	#	374,588
*	T Rowe Price Retirement Income Fund	Blended Assets Fund	#	131,982
*	T Rowe Price Retirement 2005 Fund	Blended Assets Fund	#	287,978
*	T Rowe Price Retirement 2010 Fund	Blended Assets Fund	#	938,715
*	T Rowe Price Retirement 2015 Fund	Blended Assets Fund	#	2,740,316
*	T Rowe Price Retirement 2020 Fund	Blended Assets Fund	#	4,627,082
*	T Rowe Price Retirement 2025 Fund	Blended Assets Fund	#	4,916,777
*	T Rowe Price Retirement 2030 Fund	Blended Assets Fund	#	3,472,960
*	T Rowe Price Retirement 2035 Fund	Blended Assets Fund	#	1,966,882
*	T Rowe Price Retirement 2040 Fund	Blended Assets Fund	#	1,483,408
*	T Rowe Price Retirement 2045 Fund	Blended Assets Fund	#	787,567
*	T Rowe Price Retirement 2050 Fund	Blended Assets Fund	#	57,412
*	T Rowe Price Retirement 2055 Fund	Blended Assets Fund	#	172,612
	Vanguard 500 Index, Signal Fund	Large Blended Fund	#	308,500
	Wells Fargo Adv Small Cap Value Fund	Small Cap Fund	#	230,930
	U.S. Treasury Money Fund	Money Market Fund	#	1
*	T Rowe Price Stable Value Fund, Sch E	Collective Trust Fund	#	4,735,013
*	PGT, Inc.	Common Stock	#	124,109
*	Loans to participants	Interest rates ranging from 4.25% to 9.25%	#	2,082,873

				$30,354,759

* Indicates party-in-interest to the Plan.
# Historical cost is not required as investments are participant-directed.

SIGNATURE

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PGT SAVINGS PLAN

Date: June 26, 2012

	By:	/s/ Jeffery T. Jackson
Jeffrey T. Jackson
Executive Vice President and Chief Financial Officer PGT, Inc.

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm – Mayer Hoffman McCann P.C.